

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 2, 2007

**Via U.S. Mail and Fax (701)652-3552**

Mr. Edward O. Irion
Chief Financial Officer
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, ND 58421

        **Re:**    **Dakota Growers Pasta Company, Inc.**
                **Form 10-K for the Fiscal Year Ended July 31, 2006**
                **Filed October 30, 2006**
                **File No. 0-50111**

Dear Mr. Irion:

      We have reviewed your Form 10-K for the Fiscal Year Ended July 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended July 31, 2006

Liquidity and Capital Resources
Contractual Obligations Table, page 21

1. Please disclose your future commitments for interest payments on your long-term debt as a footnote to your commitment table or discuss elsewhere within the liquidity section for the same periods presented in the table.

Consolidated Statement of Cash Flows, page 29

2. We note the $5.4 million increase in cash from operating activities in 2005 related to accrued promotional costs applied to marketing prepayments. We also note your disclosure of the agreement with U.S. Foodservice within Liquidity and Capital Resources on page 20. Tell us and disclose how you accounted for this agreement and where the offsetting amount is reflected in your consolidated statement of cash flows.

Controls and Procedures
Changes in Internal Controls over Financial Reporting, page 49

3. Tell us and disclose in detail which "applicable internal controls over financial reporting were reviewed and changed as necessary" in conjunction with the resignation of Thomas P. Friezen as the Company's Chief Financial Officer and the appointment of Edward O. Irion to the position of Chief Financial Officer on February 21, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant